Exhibit 21.1
LodgeNet Interactive Corporation and Subsidiaries
Subsidiaries of the Company

Company Name	Jurisdiction of Incorporation
LodgeNet StayOnline, Inc.	Delaware
LodgeNet Interactive Canada Corporation	Ontario, CA
LodgeNet International, Inc.	Delaware
Hotel Digital Network, Inc.	California
On Command Corporation	Delaware
On Command Video Corporation	Delaware
Puerto Rico VEC	Delaware
Spectradyne International, Inc.	Delaware
The Hotel Networks, Inc.	Delaware
Virgin Islands VEC	Delaware